Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/06/17	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurat books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the feder securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

17002482

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

SEC
Mail Processing
Section
APR 10 2017
Washington DC
412

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

RECEIVED
2017 APR 11 AM 8: 15
SEC / TM

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: April 6, 2017

By: *Barbara J Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 6th day of April, 2017.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of April 5, 2017, including the information set forth in items 1-6 above.

MIAX PEARL™
PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER FIRMS

Total Firms 36

As of: April 5, 2017

ABN AMRO CLEARING CHICAGO LLC
175 West Jackson Blvd., Ste. 400
Chicago IL 60604 Tele #: (312) 604-8000
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

APEX CLEARING CORPORATION
350 N. St. Paul, Suite 1300
Dallas TX 75201 Tele #: (214) 765-1100
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

BARCLAYS CAPITAL INC.
745 Seventh Avenue
New York NY 10019 Tele #: (212) 526-7000
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CITADEL SECURITIES LLC
131 South Dearborn Street
Chicago IL 60603 Tele #: (312) 395-2100
Approval Date: 2/6/2017
PEARL Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

CITI ORDER ROUTING AND EXECUTION, LLC
11 Ewall Street
Mt. Pleasant SC 29464 Tele #: (843) 789-2080
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

COMPASS PROFESSIONAL SERVICES, LLC
111 W. Jackson Blvd., 20th Fl.
Chicago IL 60604 Tele #: (312) 692-5000
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CONVERGEX EXECUTION SOLUTIONS LLC
1633 Broadway, 48th Floor
New York NY 10019 Tele #: (212) 486-7500
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CREDIT SUISSE SECURITIES (USA) LLC
11 Madison Avenue, 3rd Floor
New York NY 10010 Tele #: (212) 325-2000
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CUTLER GROUP, LP
101 Montgomery Street, Ste. 700
San Francisco CA 94104 Tele #: (415) 293-3956
Approval Date: 2/6/2017
PEARL Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

DASH FINANCIAL TECHNOLOGIES LLC
910 Van Buren Street, Ste. 400
Chicago IL 60607 Tele #: (847) 550-1730
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DEUTSCHE BANK SECURITIES INC.
60 Wall Street
New York NY 10005 Tele #: (212) 250-2500
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GLOBAL EXECUTION BROKERS, LP
401 City Avenue, Ste. 200
Bala Cynwyd PA 19004 Tele #: (610) 617-2600
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GOLDMAN, SACHS & CO.
200 West Street
New York NY 10282 Tele #: (212) 902-1000
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GROUP ONE TRADING LP
440 South La Salle, Ste. 3232
Chicago IL 60605 Tele #: (312) 347-8864
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

HILLTOP SECURITIES INC.
1201 Elm Street, Ste. 3500
Dallas TX 75270 Tele #: (214) 859-1800
Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

HRT FINANCIAL LLC				Approval Date: 4/5/2017
32 Old Slip, 30th Floor				**PEARL Membership Activities:**
New York	NY	10005	Tele #: (212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS				Approval Date: 2/6/2017
233 South Wacker Drive, #4300				**PEARL Membership Activities:**
Chicago	IL	60606	Tele #: (312) 244-3300	REGULAR MARKET MAKER
INSTINET, LLC				Approval Date: 2/6/2017
309 West 49th Street				**PEARL Membership Activities:**
New York	NY	10019	Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC				Approval Date: 2/6/2017
One Pickwick Plaza, 2nd Fl.				**PEARL Membership Activities:**
Greenwich	CT	06830	Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC				Approval Date: 2/6/2017
601 S. LaSalle, Ste. 300				**PEARL Membership Activities:**
Chicago	IL	60605	Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC				Approval Date: 2/6/2017
383 Madison Avenue				**PEARL Membership Activities:**
New York	NY	10179	Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC				Approval Date: 2/6/2017
520 Madison Avenue				**PEARL Membership Activities:**
New York	NY	10022	Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC				Approval Date: 2/6/2017
300 Vesey Street				**PEARL Membership Activities:**
New York	NY	10282	Tele #: (201) 386-2891	REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE
LIME BROKERAGE LLC				Approval Date: 2/6/2017
625 Broadway, 12th Floor				**PEARL Membership Activities:**
New York	NY	10012	Tele #: (212) 824-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.				Approval Date: 2/6/2017
One Bryant Park, 6th Fl.				**PEARL Membership Activities:**
New York	NY	10036	Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date: 2/6/2017
One Bryant Park				**PEARL Membership Activities:**
New York	NY	10036	Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC				Approval Date: 2/6/2017
1585 Broadway				**PEARL Membership Activities:**
New York	NY	10036	Tele #: (212) 761-4000	REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE
OPTIVER US LLC				Approval Date: 2/6/2017
130 E. Randolph Street, Ste. 1300				**PEARL Membership Activities:**
Chicago	IL	60601	Tele #: (312) 821-9500	REGULAR MARKET MAKER
PERSHING LLC				Approval Date: 2/6/2017
1 Pershing Plaza, 10th Fl.				**PEARL Membership Activities:**
Jersey City	NJ	07399	Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
SIMPLEX TRADING, LLC				Approval Date: 2/6/2017
230 So. LaSalle St., Ste. 4-100				**PEARL Membership Activities:**
Chicago	IL	60604	Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
UBS SECURITIES LLC				Approval Date: 2/6/2017
1285 Avenue of the Americas				**PEARL Membership Activities:**
New York	NY	10019	Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC				Approval Date: 2/6/2017
250 Vesey Street, Ste. 2601				**PEARL Membership Activities:**
New York	NY	10281	Tele #: (646) 484-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW

WEDBUSH SECURITIES INC.				Approval Date:	2/6/2017
1000 Wilshire Boulevard, Suite 900				**PEARL Membership Activities:**	
Los Angeles	CA	90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE	
WELLS FARGO SECURITIES, LLC				Approval Date:	2/6/2017
550 South Tryon Street, 6th Floor				**PEARL Membership Activities:**	
Charlotte	NC	28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE EXECUTION SERVICES, LLC				Approval Date:	2/6/2017
175 W. Jackson Blvd., Ste. 200				**PEARL Membership Activities:**	
Chicago	IL	60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE TRADING, LLC				Approval Date:	2/6/2017
175 W. Jackson Blvd., Ste. 200				**PEARL Membership Activities:**	
Chicago	IL	60604	Tele #: (312) 884-3490	REGULAR MARKET MAKER	